SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

BLADEX REPORTS SECOND QUARTER NET INCOME OF $26.3 MILLION
COMPARED WITH $19.2 MILLION FOR THE PRIOR QUARTER.
ROE WAS 16.7%, COMPARED TO 12.6% IN THE FIRST QUARTER.

Panama City, Republic of Panama, July 28, 2008 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the second quarter ended June 30, 2008.

Second Quarter Business Highlights

-	Net income of $26.3 million, an increase of 37% compared to the first quarter 2008, and 3% lower than the second quarter 2007, principally due to lower trading gains.

-	Net operating revenue(1) of $36.4 million, an increase of 28% from the first quarter 2008, and unchanged from the second quarter 2007, reflecting strong growth in the Bank’s intermediation business.

-	Return on average equity (“ROE”) of 16.7%, compared to 12.6% in the first quarter 2008, and 18.0% in the second quarter 2007.

-
Commercial Division’s net operating income(2) was $12.9 million, versus $14.7 million in the previous quarter. Net interest income on lending spreads(3) increased 27% as a result of higher lending spreads(4) (27 bps, or 22%), and a 4% growth on the average commercial portfolio.

-
Treasury Division’s net operating income was $3.0 million, an increase of $2.0 million compared to the first quarter 2008, and a decrease of $1.1 million from the second quarter 2007 due to lower gains on the sale of securities.

-
Asset Management Division’s net operating income was $10.1 million, an increase of $6.5 million from the first quarter 2008, and a decrease of $1.9 million from the second quarter 2007, driven by trading gains.

-	As of June 30, 2008, the Bank had zero credit in non-accrual or past due status.

-	As of June 30, 2008, liquidity(5) stood at $372 million, representing 7% of total assets. During the quarter, deposits increased $379 million (28%) to $1,736 million.

-	The Bank’s efficiency ratio(6) was 29%, compared to 32% in the first quarter 2008, and 28% in the second quarter 2007. Tier 1 capital ratio stood at 19%.

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarter’s results: “We are very pleased with the results for the quarter which were solid across all business lines.  This performance demonstrates once more Bladex’s ability to take advantage of a Latin American market that continues to grow, and a business franchise that continues to strengthen.

In broad terms, while we are mindful of both the stress placed on large segments of the financial industry and the implications for the economy as a whole, the current scenario has resulted in opportunities for the Region, which Bladex is uniquely well positioned to realize.

Consistent with this favorable scenario, the Bank’s intermediation business continues to grow, with lending margins widening at an accelerating rate and fee revenue building momentum.  Bladex’s Asset Management Division posted another quarter of solid results, and concerns regarding credit quality within Bladex’s portfolio remain a non-issue.  On the liability side, the Bank’s deposit base increased at the faster pace that we have seen in years, and our liquidity position remains strong.

As satisfied as Bladex is with the current results, we place great importance on the permanent nature of our improving market share, which we believe will continue to benefit the Bank through the next phase of the credit cycle.”

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

(US$ million, except percentages and per share amounts)	2Q07	1Q08	2Q08
Net Interest Income	$16.7	$21.1	$20.1
Net Operating Income by Business Segment:
Commercial Division	$10.1	$14.7	$12.9
Treasury Division	$4.1	$1.0	$3.0
Asset Management Division	$12.0	$3.6	$10.1
Net Operating Income	$26.1	$19.2	$25.9
Net Income	$27.0	$19.2	$26.3

Net Income per Share(9)	$0.74	$0.53	$0.72
Book Value per common share (period end)	$16.68	$16.73	$17.74
Return on Average Equity (“ROE”)	18.0%	12.6%	16.7%
Operating Return on Average Equity ("Operating ROE")	17.4%	12.6%	16.5%
Return on Average Assets (“ROA”)	2.7%	1.6%	2.0%
Net Interest Margin	1.70%	1.77%	1.56%

Tier 1 Capital(10)	$606	$608	$645
Total Capital(11)	$642	$647	$688
Risk-Weighted Assets	$2,862	$3,112	$3,392
Tier 1 Capital Ratio(10)	21.2%	19.6%	19.0%
Total Capital Ratio (11)	22.4%	20.8%	20.3%
Stockholders’ Equity to Total Assets	14.4%	12.0%	11.9%

Liquid Assets / Total Assets(5)	7.6%	9.7%	6.9%
Liquid Assets / Total Deposits	23.2%	36.3%	21.5%

Non-Accruing Loans to Total Loans, net	0.0%	0.0%	0.0%
Allowance for Loan Losses to Total Loan Portfolio	2.0%	1.9%	1.7%
Allowance for Losses on Off-Balance Sheet Credit Risk to Total Contingencies	2.6%	3.5%	4.0%

Total Assets	$4,205	$5,090	$5,407

Footnotes:

(1) Net Operating Revenue refers to net interest income plus non-interest operating income.

(2) Net Operating Income refers to net interest income plus non-interest operating income, minus operating expenses.

(3) Net interest income on lending spreads refers to interest income on weighted average net lending spreads of average loan portfolio, plus loan commissions.

(4) Lending spreads refer to loan portfolio weighted average lending spread over weighted average Libor-based cost rate, excluding loan commission.

(5) Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding cash balances in the Asset Management Division.

(6) Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues. Excluding the Asset Management Division’s net revenues and expenses, the efficiency ratio is 38%, 34% and 35% for second quarter 2008, first quarter 2008 and second quarter 2007, respectively.

(7) Net Income per Share calculations are based on the average number of shares outstanding during each period.

(8) Tier 1 Capital refers to total stockholders’ equity. Tier 1 Capital ratio refers to Tier 1 Capital as a percentage of risk weighted assets. Risk-weighted assets are calculated based on US Federal Reserve Board and Basel I capital adequacy guidelines.

(9) Total Capital refers to total stockholders’ equity plus Tier 2 Capital based on US Federal Reserve Board and Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through June 30, 2008, Bladex had disbursed accumulated credits of over $156 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Tuesday, July 29, 2008, at 11:00 a.m., New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio web cast of the conference at www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through September 28, 2008. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions. The Conference ID# for the replayed call is 42697683.

For more information, please access www.bladex.com or contact:

Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
E-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
E-mail address: bladex@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 28, 2008

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager